STEM SALES, INC.

801 West Bay Drive, Suite 418

Largo, FL  33770

January 5, 2015

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Stem Sales, Inc.

Pre-effective Amendment 6 to Registration Statement on Form S-1

Filed August 1, 2014

File No. 333-197814

Dear Mr. Schwall:

Below are Stem Sales, Inc.’s. (“the Company’s”) responses to the SEC’s Comment Letter dated December 18, 2014.  On January 5, 2015, we transmitted via EDGAR the Company’s Sixth Amendment to Registration Statement on Form S-1.

General

1.

We note your response to our prior comment 4 and the related revision to page I-45. We reissue the comment in part, as your registration statement still includes references to the conversion of your shares. Please explain how this applies to your offering or revise to delete such references. We note such references on pages I-6, I-12, I-16, I-18, I-43, and I-46.

The Company amended its filing to delete the references to the “conversion” of shares.

The Offering, page I-10

2.

We note your revised disclosure in response to our prior comment 2, in which you state on page 10 that “[n]one of the proceeds will be released to the registrant unless and until an acquisition has been approved.” Please revise this statement so that it correctly identifies the conditions under which the investment proceeds will be released. Refer to Rule 419(e).

We amended the disclosure to provide the exact language provided under Rule 419(e) regarding the “Conditions for Release of Deposited Securities and Funds.  The disclosure reads as follows:

Use of proceeds

The proceeds from the sale of shares of common stock by the company shall be used for a business combination.  All subscription proceeds will be placed in a trust account.  Under Rule 419(b)(2)(vi) the registrant may receive up to 10 percent of the proceeds remaining after payment of underwriting commissions, underwriting expenses and dealer allowances permitted by paragraph (b)(2)(i) of this rule, exclusive of interest or dividends.

However, the proceeds will be released only after the following has occurred:  (1) execution of an agreement(s) for the acquisition(s) of a business(es) or assets that will constitute the business (or a line of business) of the registrant and for which the fair value of the business(es) or net assets to be acquired represents at least Eighty percent (80%) of the maximum offering proceeds, including proceeds received or to be received upon the exercise or conversion of any securities offered, but excluding amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances and (2) filing of a post-effective amendment disclosing the entire transaction; and (3) trustee’s receipt of a signed representation from the Company, together with other evidence acceptable to the trustee, that the requirements of Rule 419(e) have been met.

The Trustee shall have no further duties hereunder after the disbursement or destruction of the securities held in the trust account in accordance with Rule 419.

Risk Factors, page I-12

We may be unable to consummate an initial business combination…, page I-17

3.

We note your response to prior comment 2 that the registrant does not intend to use up to ten percent of the proceeds held in the escrow account, and your revised disclosure at page I-10 that all subscription proceeds will be placed in the trust account. However, we also note that your risk factor disclosure continues to suggest that the company may receive up to ten percent of the offering proceeds.  Please advise.

We amended our disclosure in this risk factor to remove any ambiguity regarding the receipt of up to ten percent of the offering.  The risk factor now reads:

“A potential target may make it a closing condition to our initial business combination that we have a certain amount of cash available at the time of closing. If the amount of money available to us to consummate an initial business combination is below such minimum amount required by the target business and we are not able to locate an alternative source of funding, we will not be able to consummate such initial business combination and we may not be able to locate another suitable target within the applicable time period, if at all. In that case, public stockholders may have to remain stockholders of our company and wait the full 18 months in order to be able to receive a distribution from the trust account, in which case they may receive less than their original purchase price from the trust account.”

Financial Statements for the Period from Inception through September 30, 2014

Report of Independent Registered Public Accounting Firm, page F-9

4.

We note that you have presented a report from your independent accountant on the unaudited financial statements for the interim period ended September 30, 2014. Please file a letter from your independent accountant that acknowledges their awareness of the use of this report in your registration statement. Refer to Item 601(B)(15) of Regulation S-K. If this type of report is presented in your next amendment, the acknowledgement letter from your independent accountant should be included as Exhibit 15.

We provided the exhibit 15 requested by the Commission.

Exhibit 10

5.

We reissue our prior comment 5. Please ensure that your trust agreement contains provisions reflecting the entirety of paragraph (b)(2)(i) of Rule 419. In addition, please revise your trust agreement to cite the correct subsection of the Investment Company Act referenced in paragraph (b)(2)(iv)(B) of Rule 419.

We filed a new Exhibit 10 to conform to the provisions cited in the comment.

6.

We note that several provisions of your trust agreement reference a minimum offering amount. Please revise or advise, as your registration statement does not provide for a minimum offering amount.

Please see the new Exhibit 10.

7.

We note that the trust agreement provides for deposited proceeds to be in the form of checks, drafts, or money orders payable to the order of Stem Sales, Inc. However, this does not appear to comply with Rule 419, which requires that such items be payable to the order of the trustee. Please revise.

Please see the new Exhibit 10.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Robert M. Snibbe, Jr

President